ALYSON SAAD

Associate Counsel, AVP

Writer’s Direct Number: (205) 268-2984

Facsimile Number: (205) 268-3597

Toll-Free Number: (800) 627-0220

E-mail: Alyson.saad@protective.com

December 9, 2019

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:                           Protective Life Insurance Company

Registration Statement on Form S-3

For Single Premium Deferred Registered Index-Linked Annuity Contracts

“Protective Market Defender II Annuity”

Dear Commissioners:

Protective Life Insurance Company (the “Company”) is transmitting the Registration Statement on Form S-3 referenced above for filing with the Securities and Exchange Commission (the “Commission”).  This Registration Statement relates to certain single premium deferred registered index-linked annuity contracts (the “Contracts”) issued by the Company.

We will be filing a pre-effective amendment along with acceleration requests from the Company and the underwriter of the Contracts, requesting an effective date of April 1, 2020 for the Registration Statement.

If you have any questions or comments about this filing, please contact the undersigned at (205) 268-2984 or Thomas Bisset at (202) 383-0118.

Very truly yours,

/s/ Alyson Saad

Alyson Saad

Associate Counsel, AVP

cc:                                Ms. Sally Samuel

Mr. Thomas Bisset